SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

to

Schedule 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Warrantech Corporation

(Name of the Issuer)

Warrantech Corporation

H.I.G. Capital Partners III, L.P.

H.I.G. Wtech, Inc.

H.I.G. Wtech Partners II, Inc.

WT Acquisition Holdings, LLC

WT Acquisition Corp.

Joel San Antonio

(Names of Person(s) Filing Statement)

Common Stock, $0.007 par value

(Title of Class of Securities)

934648304

(CUSIP Number of Class of Securities)

Warrantech Corporation 2200 Highway 121, Suite 100 Bedford, Texas 76021 Attention: Joel San Antonio Tel: (800) 544-9510	H.I.G. Capital, LLC 1001 Brickell Bay Drive, 27th Flr. Miami, Florida 33131 Attention: Bret Wiener Tel: (305) 379-2322
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

James Rieger Tannenbaum Helpern Syracuse & Hirschtritt LLP 900 Third Avenue New York, New York 10022-4775 Tel: (212) 508-6728	Brooks Gruemmer McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606-5096 Tel: (312) 372-2000

This statement is filed in connection with (check the appropriate box):

a.             The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933. ☐
c.	A tender offer. ☐

d.	None of the above. ☐

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Transaction Valuation*	Amount of Filing Fee**
$10,706,814	$2,141.37

_______________________

*

For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated as of June 7, 2006 (the “Merger Agreement”), among WT Acquisition Holdings, LLC (“Parent”), WT Acquisition Corp. (“Merger Sub”) and Warrantech Corporation (the “Company”), Merger Sub, a wholly-owned subsidiary of Parent, will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Company will be a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock of the Company, $0.007 par value per share (“Common Stock”), other than shares held by Parent or Merger Sub, treasury shares and dissenting shares, will be converted into the right to receive $0.75 in cash, without interest (the “Merger Consideration”). In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Company. The total Transaction Valuation was calculated based upon (a) an estimated aggregate cash payment of $10,638,720 based on the proposed per share cash payment of $0.75 for outstanding shares of Common Stock and (b) an estimated aggregate cash payment of $68,094 to holders of outstanding options with an exercise price less than $0.75 per share.

**	The payment of the filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0002 multiplied by the total Transaction Valuation.
☒

Check the box if any part of the fee is offset as provided by Section 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,141.37

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Warrantech Corporation

Date Filed: June 22, 2006

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of the Company by Parent; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) by the following persons (each a “filing person” and collectively, the “buying group”): (1) Warrantech Corporation, a Nevada corporation (the “Company”) and the issuer of the common stock, par value $0.007 per share (“Common Stock”) that is the subject of the 13e-3 transaction, (2) H.I.G. Capital Partners III, L.P., a Delaware limited partnership (“HIG Capital Partners”), (3) H.I.G. Wtech, Inc., a corporation organized under the laws of the Cayman Islands (“HIG Wtech”), (4) H.I.G. Wtech Partners II, Inc., a corporation organized under the laws of the Cayman Islands (“HIG Wtech Partners”), (5) WT Acquisition Holdings, LLC, a Delaware limited liability company (“Parent”), (6) WT Acquisition Corp., a Nevada corporation (“Merger Sub”), and (7) Mr. Joel San Antonio, an individual (“San Antonio”).

On June 7, 2006, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub, a wholly-owned subsidiary of Parent, will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Company will be a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by Parent or Merger Sub, treasury shares and dissenting shares, will be converted automatically into the right to receive $0.75 in cash (the “Merger Consideration”). In addition, all outstanding options for Common Stock will be cancelled in exchange for the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Company.

On June 22, 2006, the Company filed with the Commission a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of the stockholders of the Company. At the special meeting, stockholders of the Company will consider and vote upon among other things a proposal to approve and adopt the Merger Agreement and the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Exhibit A to the Proxy Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

The information contained in this Section 13E-3 and the Proxy Statement concerning each filing person was supplied by each such filing person and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.

The filing of this Statement shall not be construed as an admission by any filing person or by any affiliate of a filing person that the Company is “controlled” by any filing person, or that any filing person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934.

Item 1.	SUMMARY TERM SHEET

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A:

(a)           NAME AND ADDRESS. The information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference.

(b)           SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “INFORMATION ABOUT THE SPECIAL MEETING– Record Date and Voting Information,” “MARKET AND MARKET PRICE,” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER.”

(c)           TRADING MARKET AND PRICE. The information set forth in the Proxy Statement under the caption “MARKET AND MARKET PRICE” is incorporated herein by reference.

(d)           DIVIDENDS. The information set forth in the Proxy Statement under the caption “MARKET AND MARKET PRICE” is incorporated herein by reference.

(e)	PRIOR PUBLIC OFFERINGS. None.

(f)            PRIOR STOCK PURCHASES. On March 14, 2006, the Company purchased 1,322,048 shares of the Company’s Common Stock from the estate of Jeff J. White, a former director of the Company, for $1,013,577.19.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSONS

Item 1003 (a) through (c) of Regulation M-A:

Merger Sub, Parent, HIG Wtech and HIG Wtech Partners were formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Merger Sub is wholly-owned by Parent. Parent is owned 56% by HIG Wtech and 44% by HIG Wtech Partners.

HIG Wtech and HIG Wtech Partners are controlled by HIG Capital Partners. The general partner of HIG Capital Partners is H.I.G. Advisors III, L.L.C., a limited liability company organized under the laws of the State of Delaware (“HIG Advisors”). The manager of HIG Advisors is H.I.G. GP-II, a corporation organized under the laws of the State of Delaware (“HIG GP”). Anthony A. Tamer and Sami W. Mnaymneh are co-presidents of HIG GP.

Joel San Antonio is the Chairman of the Board, Chief Executive Officer and President of the Company. Mr. San Antonio has served as the Company's Chairman and Chief Executive Officer since February 1988, and President of the Company since June 15, 2005. Mr. San Antonio’s business address is c/o Warrantech Corporation, 2200 Highway 121, Suite 100, Bedford, Texas 76021, and his business telephone number is (817) 785-6601.

WT Acquisition Corp.

Merger Sub is a Nevada corporation which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Merger Sub is a direct wholly-owned subsidiary of Parent. The principal office of Merger Sub is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for Merger Sub is (305) 379-2322.

The directors and executive officers of Merger Sub are as follows:

Name	Positions with Merger Sub	Principal Occupation or Employment and Five-Year Employment History

Douglas Berman	President, Treasurer, Director	Managing Director of H.I.G. Capital Management, Inc. since 1998

Bret Wiener	Vice President, Director	Investment professional with H.I.G. Capital Management, Inc.

Sami Mnaymneh	Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

The business address for H.I.G. Capital Management, Inc. and each director and executive officer of Merger Sub is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for H.I.G. Capital Management, Inc. and each director and executive officer of Merger Sub is (305) 379-2322.

WT Acquisition Holdings, LLC

Parent is a Delaware limited liability company which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Parent is owned 56% by HIG Wtech and 44% by HIG Wtech Partners. The principal office of Parent is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for Parent is (305) 379-2322.

The manager and executive officers of Parent are as follows:

Name	Positions with Parent	Principal Occupation or Employment and Five-Year Employment History

Douglas Berman	President, Treasurer	Managing Director of H.I.G. Capital Management, Inc. since 1998

Bret Wiener	Vice President	Investment professional with H.I.G. Capital Management, Inc.

Sami Mnaymneh	Manager	Managing Partner of H.I.G. Capital Management, Inc. since 1993

The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for each director and executive officer is (305) 379-2322.

H.I.G. Wtech, Inc.

HIG Wtech is a corporation organized under the laws of the Cayman Islands which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. HIG

Capital Partners and HIG Investment Group III, L.P., a limited partnership organized under the laws of the Cayman Islands (“HIG Investment Group”) own approximately 50% and 12%, respectively, of the outstanding capital stock of HIG Wtech. The remaining capital stock of HIG Wtech is owned by unaffiliated investors and is non-voting. The principal office of HIG Wtech is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for HIG Wtech is (305) 379-2322.

The directors and executive officers of HIG Wtech are as follows:

Name	Positions with HIG Wtech	Principal Occupation or Employment and Five-Year Employment History

Anthony Tamer	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for each director and executive officer is (305) 379-2322.

H.I.G. Wtech Partners, Inc.

HIG Wtech Partners is a corporation organized under the laws of the Cayman Islands which was formed for the specific purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. HIG Wtech Partners is a direct wholly-owned subsidiary of HIG Capital Partners. The principal office of HIG Wtech Partners is located at 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for HIG Wtech Partners is (305) 379-2322.

The directors and executive officers of HIG Wtech Partners are as follows:

Name	Positions with HIG Wtech Partners	Principal Occupation or Employment and Five-Year Employment History

Anthony Tamer	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for each director and executive officer is (305) 379-2322. HIG Capital Partners owns 100% of the outstanding capital stock of HIG Wtech Partners.

H.I.G. Capital Partners III, L.P.

HIG Capital Partners is a limited partnership organized under the laws of the State of Delaware. Its principal business is as a private equity investment company. It owns 100% of HIG Wtech Partners and approximately 50% of HIG Wtech. The principal business address of HIG Capital Partners, which also serves as its principal office, is

1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for HIG Capital Partners is (305) 379-2322.

H.I.G. Advisors III, L.L.C.

HIG Advisors III is a limited liability company organized under the laws of the State of Delaware. Its principal business is as a private equity management company. It is the general partner of HIG Capital Partners. The principal business address of HIG Advisors, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for HIG Advisors is (305) 379-2322.

H.I.G. GP-II, Inc.

HIG GP is a corporation organized under the laws of Delaware. Its principal business is to serve as an investment management company for several affiliates. It is the general partner of HIG Associates. The principal business address of HIG GP, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for HIG GP is (305) 379-2322.

The directors and executive officers of HIG GP are as follows:

Name and Address	Positions with HIG GP	Principal Occupation or Employment and Five-Year Employment History

Anthony Tamer	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital Management, Inc. since 1993

The business address for each director and executive officer is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The business telephone number for each director and executive officer is (305) 379-2322.

Sami Mnaymneh and Anthony Tamer

Messrs. Sami Mnaymneh and Anthony Tamer are the two lead principals of various entities known as “H.I.G.,” including several investment funds and entities that hold minority and majority positions in a number of companies. Additionally, as noted in “H.I.G. GP-II, Inc.” above, Mr. Tamer is President and Mr. Mnaymneh is Vice President and Secretary of HIG GP.

Sami Mnaymneh is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has been an active investor in a number of sectors including telecommunications services and information technology, and has been extensively involved in H.I.G.’s industry consolidation investments. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.

Anthony Tamer is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has led a number of successful investments at H.I.G. in both the management buyouts and venture capital arenas. Mr. Tamer has extensive experience working with, and coaching, early stage and middle-market companies. He is a board member of several H.I.G. portfolio companies. Prior to co-founding H.I.G., Mr. Tamer was partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.

None of the persons for whom information is provided in this Item 3 (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 3 is a U.S. citizen.

Item 4.	TERMS OF THE TRANSACTION

Item 1004 of Regulation M-A:

(a)           MATERIAL TERMS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “INFORMATION ABOUT THE SPECIAL MEETING,” “SPECIAL FACTORS,” “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1),” and “EXHIBIT A: Agreement and Plan of Merger.”

(c)           DIFFERENT TERMS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Merger Consideration to be Received by Directors and Officers of Warrantech,” “SPECIAL FACTORS — Merger Financing,” and “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1)— Payment for Shares and Surrender of Stock Certificates.”

(d)           APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “SPECIAL FACTORS — Appraisal Rights,” and “EXHIBIT C: Nevada Dissenters’ Rights Statutes.”

(e)           PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of any of the members of the buying group or to obtain counsel or appraisal services at the expense of such members.

(f)	ELIGIBILITY FOR LISTING OR TRADING. Not applicable.
Item 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005 of Regulation M-A:

(a)           TRANSACTIONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Merger Consideration to be Received by Directors and Officers of Warrantech” and “RECENT TRANSACTIONS.”

(b)           SIGNIFICANT CORPORATE EVENTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS — Merger Consideration to be Received by Directors and Officers of Warrantech,” and “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1).”

(c)            NEGOTIATIONS OR CONTACTS. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

(e)           AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY

TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “INFORMATION ABOUT THE SPECIAL MEETING— Record Date and Voting Information,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Merger Consideration to be Received by Directors and Officers of Warrantech,” “SPECIAL FACTORS — Merger Financing,” “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1),” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006 of Regulation M-A:

(b)           USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “INFORMATION ABOUT THE SPECIAL MEETING — General,” “SPECIAL FACTORS — Effects of the Merger,” and “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1).”

(c)(1)-(8) PLANS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Merger Consideration to be Received by Directors and Officers of Warrantech,” and “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1).”

Item 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013 of Regulation M-A:

(a)           PURPOSES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Purpose of the Merger,” and “SPECIAL FACTORS — Structure of the Merger.”

(b)           ALTERNATIVES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger.”

(c)           REASONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — Purpose of the Merger,” and “SPECIAL FACTORS — Structure of the Merger.”

(d)           EFFECTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Merger Consideration to be Received by Directors and Officers of Warrantech,” “SPECIAL FACTORS — Federal Income Tax Consequences,” and “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1).”

Item 8.	FAIRNESS OF THE TRANSACTION

Item 1014 of Regulation M-A:

(a)           FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — Position of WT Regarding the Fairness of the Merger,” “SPECIAL FACTORS — Purpose of the Merger,” “SPECIAL FACTORS — Structure of the Merger,” and “EXHIBIT B: Opinion of Imperial Capital, LLC.”

(b)           FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — Position of WT Regarding the Fairness of the Merger,” “SPECIAL FACTORS — Position of Mr. San Antonio with Respect to the Merger,” “SPECIAL FACTORS — Purpose of the Merger,” “SPECIAL FACTORS — Structure of the Merger,” and “EXHIBIT B: Opinion of Imperial Capital, LLC.”

(c)           APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “INFORMATION ABOUT THE SPECIAL MEETING — Record Date and Voting Information,” “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1) — Conditions to Completing the Merger” and “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1) — Amendment and Termination of the Merger Agreement.”

The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d)           UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” and “SPECIAL FACTORS — Position of WT Regarding the Fairness of the Merger.”

(e)           APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” and “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger.”

(f)            OTHER OFFERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” and “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger.”

Item 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015 of Regulation M-A:

(a)           REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS

— Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” and “EXHIBIT B: Opinion of Imperial Capital, LLC.”

(b)           PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” and “EXHIBIT B: Opinion of Imperial Capital, LLC.”

(c)           AVAILABILITY OF DOCUMENTS. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or options to acquire Common Stock or any representative who has been designated in writing.

Item 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 1007 of Regulation M-A:

(a)- (d) SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED FUNDS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “INFORMATION ABOUT THE SPECIAL MEETING— Expenses of Proxy Solicitation,” “SPECIAL FACTORS — Effects of the Merger,” “SPECIAL FACTORS — Merger Consideration to be Received by Directors and Officers of Warrantech,” “SPECIAL FACTORS — Merger Financing,” “SPECIAL FACTORS — Estimated Fees and Expenses of the Merger,” and “ADOPTION OF THE MERGER AGREEMENT (PROPOSAL NO.1) — Fees and Expenses.”

Item 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008 of Regulation M-A:

(a)           SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)           SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement under the captions “RECENT TRANSACTIONS” and “SPECIAL FACTORS — Merger Consideration to be Received by Directors and Officers of Warrantech” are incorporated herein by reference.

Item 12.	THE SOLICITATION OR RECOMMENDATION

Item 1012 of Regulation M-A:

(d)           INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “THE SPECIAL MEETING – Record Date and Voting Information,” “SPECIAL FACTORS – Merger Consideration to be Received by Directors and Officers of Warrantech,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS – Position of Mr. San Antonio with Respect to the Merger,” and “SPECIAL FACTORS – Position of WT Regarding the Fairness of the Merger.”

(e)           RECOMMENDATION OF OTHERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND MERGER,” “SPECIAL FACTORS – Position of Mr. San Antonio with Respect to the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” and “SPECIAL FACTORS - Position of WT Regarding the Fairness of the Merger.”

Item 13.	FINANCIAL STATEMENTS

Item 1010 of Regulation M-A:

(a)           FINANCIAL INFORMATION. The information set forth in the Proxy Statement under the captions “SELECTED FINANCIAL DATA,” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” is incorporated herein by reference. The information contained in the Consolidated Financial Statements included in Warrantech Corporation’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2005 and Warrantech Corporation’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 is incorporated herein by reference.

(b)	PRO FORMA INFORMATION. Not applicable.
Item 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009 of Regulation M-A:

(a),(b)      SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “INFORMATION ABOUT THE SPECIAL MEETING— Expenses of Proxy Solicitation,” “SPECIAL FACTORS — Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor,” “SPECIAL FACTORS — Merger Consideration to be Received by Directors and Officers of Warrantech,” “SPECIAL FACTORS — Estimated Fees and Expenses of the Merger,” and “EXHIBIT B: Opinion of Imperial Capital, LLC.”

Item 15.	ITEM 15. ADDITIONAL INFORMATION

Item 1011 of Regulation M-A:

(b)           OTHER MATERIAL INFORMATION. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	EXHIBITS

Item 1016 of Regulation M-A:

(a)(1)       Preliminary Proxy Statement filed with the Commission on June 22, 2006 (incorporated herein by reference).

(a)(2)	Form of Proxy Card, filed with the Commission along with the Proxy Statement.
(a)(3)	Letter to Stockholders, filed with the Commission along with the Proxy Statement.

(a)(4)      Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement.

(a)(5)       Press Release dated June 7, 2006 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company on June 8, 2006).

(c)(1)	Opinion of Imperial Capital, LLC (attached as Exhibit B to the Proxy Statement).
(c)(2)	Draft Fairness Opinion and Valuation Analysis of Imperial Capital, LLC.

(d)(1)      Agreement and Plan of Merger, dated as of June 7, 2006, among Parent, Merger Sub and the Company (attached as Exhibit A to the Proxy Statement).

(d)(2)      Stockholder Voting and Option Agreement, dated as of June 7, 2006, by and among Parent, Merger Sub and Joel San Antonio.

(f)	Chapter 92A of the Nevada Revised Statutes (attached as Exhibit C to the Proxy Statement).
(g)	None.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARRANTECH CORPORATION

By:	/s/ Joel San Antonio

Name: Joel San Antonio

Title:	Chief Executive Officer and President

H.I.G. CAPITAL PARTNERS III, L.P.

By:	H.I.G. ADVISORS III, LLC, its general partner

By:	H.I.G. GP-II, INC., its manager

By:	/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh

Title:	Co-President

H.I.G. WTECH, INC.

By:	/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh

Title:	Co-President

H.I.G. WTECH PARTNERS II, INC.

By:	/s/ Sami W. Mnaymneh

Name: Sami W. Mnaymneh

Title:	Co-President

WT ACQUISITION HOLDINGS, LLC

By:	/s/ Douglas Berman

Name: Douglas Berman

Title:	President

WT ACQUISITION CORP.

By:	/s/ Douglas Berman

Name: Douglas Berman

Title:	President

/s/ Joel San Antonio

Joel San Antonio

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Preliminary Proxy Statement filed with the Commission on June 22, 2006 (incorporated herein by reference).
(a)(2)	Form of Proxy Card, filed with the Commission along with the Proxy Statement.
(a)(3)	Letter to Stockholders, filed with the Commission along with the Proxy Statement.
(a)(4)	Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement.
(a)(5)	Press Release dated June 7, 2006 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company on June 8, 2006).
(c)(1)	Opinion of Imperial Capital, LLC (attached as Exhibit B to the Proxy Statement).
(c)(2)	Draft Fairness Opinion and Valuation Analysis of Imperial Capital LLC.
(d)(1)	Agreement and Plan of Merger, dated as of June 7, 2006, among Parent, Merger Sub and the Company (attached as Exhibit A to the Proxy Statement).
(d)(2)	Stockholder Voting and Option Agreement, dated as of June 7, 2006, by and among Parent, Merger Sub and Joel San Antonio.
(f)	Chapter 92A of the Nevada Revised Statutes (attached as Exhibit C to the Proxy Statement).
(g)	None.